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Exhibit 21.1

List of Subsidiaries of TransMontaigne Partners L.P. at December 31, 2013*

Ownership of subsidiary	Name of subsidiary	Trade name	State/Country of organization
100%	TransMontaigne Operating GP L.L.C.	None	Delaware
100%	TransMontaigne Terminals L.L.C.	None	Delaware
100%	TPSI Terminals L.L.C.	None	Delaware
100%	TransMontaigne Operating Company L.P.	None	Delaware
100%	Razorback L.L.C. (d/b/a Diamondback Pipeline L.L.C.)	None	Delaware
100%	TLP Operating Finance Corp.	None	Delaware
100%	TPME L.L.C.	None	Delaware

*
Omits non-operating subsidiaries that, considered in the aggregate, do not constitute significant subsidiaries as of December 31, 2013.

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  Exhibit 21.1
List of Subsidiaries of TransMontaigne Partners L.P. at December 31, 2013